CERTIFICATION PURSUANT TO

18 U.S.C. §1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of HEXO Corp. (the "Company") on Form 40-F for the period ended July 31, 2021 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Scott Cooper, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Registrant:		HEXO CORP.

Date: October 29, 2021	By:	/s/ Dr. Michael Munzar
Dr. Michael Munzar
Chairman and acting in the capacity
of Chief Executive Officer
(Principal Executive Officer)

Subsidiary Guarantor:	HEXO OPERATIONS INC.

Date: October 29, 2021	/s/ Dr. Michael Munzar
Name: Dr. Michael Munzar
Title: Chairman and acting in the capacity
of the Chief Executive Officer
(Principal Executive Officer)